SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 12, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Change Report
SIGNATURES

Item	Page

Material Change Report filed on behalf of the Company on December 10, 2003 in various Canadian jurisdictions (minus the press release attached as a schedule to the Material Change Report, such press release having already been filed by the Company in a Form 6-K on December 8, 2003)	3

Signatures	6

BIOMIRA INC.

Material Change Report

     This report is filed under section 67(1) of the Securities Act (British Columbia), section 146(1) of the Securities Act (Alberta), section 84(1) of the Securities Act (Saskatchewan), section 75(2) of the Securities Act (Ontario) and section 81(2) of the Securities Act (Nova Scotia) and section 76(2) of the Securities Act (Newfoundland) (collectively, the “Acts”).

1.	Reporting Issuer

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

December 8, 2003

3.	Press Release

Biomira issued a press release, the text of which is attached hereto as Schedule “A”, on December 8, 2003.

4.	Summary of Material Change

On December 8, 2003, Biomira announced that based on its assessment to date of the data from Biomira’s Phase III clinical trial of Theratope® vaccine in women with metastatic breast cancer, Biomira was not planning to seek a registration for Theratope at this time. However, Biomira noted that there may be scientific rationale from the Phase III data to continue with the development plans for Theratope. Once Biomira’s strategy has matured, Biomira intends to discuss its plans, which may include a registration trial, with the regulatory authorities.

5.	Full Description of Material Change

In June 2003, Biomira announced that the Phase III trial of Theratope did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, in one pre-stratified subset of more than 300 women who received hormonal treatment following chemotherapy, those on the Theratope arm appeared to show a favourable trend toward improvement in survival.

Exploratory analyses were conducted, that included five additional months of survival follow-up and adjustments correcting for mis-stratifications and mis-randomizations. From these analyses, results for the subgroup of patients on hormonal therapy showed a median time to disease progression of 8.3 months for patients treated with Theratope versus 5.8 months for those patients on control (Cox p=0.220; Log Rank p=0.207). The median survival was 38.2 months in the Theratope arm versus 30.7 months in the control arm (Cox p=0.077; Log Rank p=0.066), a difference of 7.5 months.

Biomira is investigating possible theories to explain the findings from the Phase III trial. In previous Phase II studies, peak immune responses were seen after 12 weeks, however, time to disease progression for most of the Phase III patients who were not on concurrent hormonal therapy was less than 12 weeks. One possible theory is that when the Phase III patients who were not on hormonal therapy progressed and were taken off Theratope, their immune systems had not had time to obtain a maximum response. This theory suggests that if patients had the opportunity to stay on Theratope longer, as was the case with the patients on concurrent hormonal therapy, this may have allowed their immune systems more time to respond.

On December 8, 2003, Biomira announced that based on its assessment to date of the data from Biomira’s Phase III clinical trial of Theratope vaccine in women with metastatic breast cancer, Biomira was not planning to seek a registration for Theratope at this time. However, Biomira noted that there may be scientific rationale from the Phase III data to continue with the development plans for Theratope. Once Biomira’s strategy has matured, Biomira intends to discuss its plans, which may include a registration trial, with the regulatory authorities.

6.	Reliance on Confidentiality Provisions of the Acts

Not applicable

7.	Omitted Information

None

8.	Senior Officer

The name and business telephone number of a senior officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice-President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Edmonton, Alberta, effective this 9th day of December, 2003.

BIOMIRA INC.

By:	(signed) “Edward A. Taylor” Edward A. Taylor Vice-President Finance & Administration

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: December 12, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer